FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE
February 15, 2007

Press Department 16 rue de la Ville l’Evêque 75008 Paris FRANCE

SUEZ further optimizes its debt structure through the launching of a public tender offer to buy back €1.25bn of its bonds

Supported by its sound financial structure, Suez is launching today, through its financing vehicle, GIE SUEZ Alliance, a tender offer to improve its debt maturity profile and to reduce its gross debt.

GIE SUEZ Alliance invites all holders of its notes due February 2009 and June 2010 to sell some or all of these notes for cash.

The Tender Offer is limited to a maximum of EUR 1,250,000,000 with priority acceptance on the 2009 notes.

The Tender Offer starts on 15 February 2007 at 9:00 a.m., Paris time, and ends on 22 February 2007 at 5:00 p.m., Paris time.

GIE SUEZ Alliance has mandated ABN AMRO, Barclays Capital and BNP Paribas as Dealer Managers.

Since its creation in 2001, the GIE has been a financing vehicle for the SUEZ group and its subsidiaries. Its rating enables it to finance its members’ needs at optimized market conditions. Approximately 2/3 of the Group’s bonds ( 6,3 bn) are issued or guaranteed by the GIE. Its members have unlimited, joint and several liability for its debts and liabilities.

GIE SUEZ Alliance is rated A2 (under review for upgrade) by Moody’s and A– (creditwatch positive) by Standard & Poor’s.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,639 people worldwide and achieved revenues of €41.5 billion in 2005, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	+33(0)1 4006 6651/6668	Analyst Contacts:	+33(0)1 4006 6531

Belgium :	+322 510 76 70

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary